UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

 (Mark One)

[ x ]                  Annual report pursuant to Section 15(d) of the Securities
Exchange Act of 1934

For the fiscal year ended December 31, 2010.

OR

[   ]                  Transition report pursuant to Section 15(d) of the Securities
Exchange Act of l934

For the transition period from ______ to ________________

Commission File Number 001-14039

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS & PROTECTION PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its executive office:

CALLON PETROLEUM COMPANY
200 NORTH CANAL STREET
NATCHEZ, MISSISSIPPI  39120

=====================================================================

The Callon Petroleum Company Employee Savings and Protection Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").  Attached hereto are the financial statements of the Plan for the fiscal year ended December 31, 2010 prepared in accordance with the financial reporting requirements of ERISA.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND
PROTECTION PLAN
Employer I.D. Number 94-0744280
Plan Number 002

December 31, 2010 and 2009 and
Year Ended December 31, 2010

CONTENTS

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 – 11

Supplementary Information

Schedule of Assets (Held at End of Year)	12 – 13

Note:  Supplemental schedules required by the Employee Retirement Income Security Act of 1974 not included herein are deemed not applicable to Callon Petroleum Company Employee Savings and Protection Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Plan Administrators
Callon Petroleum Company Employee Savings and Protection Plan

We have audited the accompanying statements of net assets available for benefits of Callon Petroleum Company Employee Savings and Protection Plan (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2, the Plan adopted Financial Accounting Standards Board Accounting Standards Update 2010-25, Plan Accounting – Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans, as of December 31, 2010, which clarified how loans to participants should be classified and measured by defined contribution pension plans.  This update was retrospectively applied to December 31, 2009.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ HORNE LLP
HORNE LLP
Ridgeland, Mississippi
June 29, 2011

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
ASSETS
Investments
Participant directed
Pooled separate accounts	$17,934,850	$15,590,994
Company stock unit fund	4,006,199	1,161,534
Total investments	21,941,049	16,752,528

Receivables
Notes receivable from participants	592,235	629,310
Employer contributions receivable	72,388	50,445
Total receivables	664,623	679,755

Total assets	$22,605,672	$17,432,283

Net assets available for benefits	$22,605,672	$17,432,283

See accompanying notes.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Statement of Changes in Net Assets
Available for Benefits
Year Ended December 31, 2010

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$4,397,193
Dividends	302,082
Total investment income	4,699,275

Interest income on notes receivable from participants	32,619

Contributions
Employer – cash	553,864
Employer – noncash	260,433
Employee	715,226
Total contributions	1,529,523
Total additions	6,261,417

Deductions from net assets attributed to
Benefits paid to participants	1,024,782
Deemed distributions	60,901
Administrative and other expenses	2,345
Total deductions	1,088,028
Net increase	5,173,389

Net assets available for Plan benefits
Beginning of year	17,432,283

End of year	$22,605,672

See accompanying notes.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2010

NOTES TO FINANCIAL STATEMENTS

Note 1.  Description of the Plan

The following description of the Callon Petroleum Company Employee Savings and Protection Plan (the "Plan") provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

Employees of Callon Petroleum Company (the "Company") become eligible to participate in the Plan on the first eligibility date of their employment and attainment of age twenty-one.  Eligibility dates are the first day of each month.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Participating employees may make salary deferrals up to the maximum allowable by the Internal Revenue Service.  For the year ended December 31, 2010, the Company contributed a 2.5 percent non-matching contribution in cash and a 2.5 percent non-matching contribution in the form of the Company's common stock for each participating employee's eligible compensation.  The Company also made a matching contribution at the rate of .625 percent in cash of every 1 percent that was deferred by the participant, limited to a maximum matching contribution by the Company of 5 percent in cash.

Participant Accounts

Each participant's account is credited with the participant's salary deferral, the Company's matching and non-matching contributions and an allocation of the Plan earnings thereon.  Allocations are based on participant compensation or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options

Participants direct contributions, including employer cash matching contributions, into any of the investment options offered by ING, the Plan custodian.  Participants may change their investment options at any time.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon and in the Company's contributions and earnings thereon.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2010

NOTES TO FINANCIAL STATEMENTS

Note 1.  Continued

Notes Receivable from Participants

Notes receivable from participants ("loans") are available to participants at a minimum amount of $1,000 and bearing interest at 4.75 percent.  Participants have up to 5 years to repay the loan unless it is for a principal residence, in which case the repayment period is 30 years.  Participants may repay the loan by having an amount withheld from their check each pay period or by submitting an amount to the Company monthly.  Each loan is collateralized by the borrowing participant's vested account balance; however, additional collateral may also be required.  For the years ended December 31, 2010 and 2009, the Plan allowed participants to have up to seven loans at a time, which consist of five regular loans and two residential loans.  The maximum of any new loans, when added to the outstanding balance of all other loans from the Plan, is limited to the lesser of (a) $50,000 reduced by the excess, if any, of the participant's highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date of the new loan over the participant's current outstanding balance of loans as of the date of the new loan or (b) one-half of the participant's vested interest in the Plan.

Payment of Benefits

Upon termination of service, a participant may elect to (a) receive a lump sum equal to the value of the participant's vested interest in his or her account or (b) receive installments over a period not to exceed the employee's and beneficiary's assumed life expectancy.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 2.  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2010

NOTES TO FINANCIAL STATEMENTS

Note 2.  Continued

assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All Plan investments as of December 31, 2010 and 2009 are held by ING, the Plan custodian.  Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 8 for discussion of fair value measurements.

Investment security transactions are accounted for on the date the securities are purchased or sold (trade date).  Interest income is recorded as it is earned.  Dividends are recorded on the ex-dividend date.  Realized and unrealized gains and losses on the Plan's investments bought and sold as well as held during the year are included in net appreciation in the fair value of investments at year-end in the statement of changes in net assets available for benefits.

Notes Receivable from Participants

In September 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-25, Plan Accounting—Defined Contribution Pension Plans   ASC Topic 962:  Reporting Loans to Participants by Defined Contribution Pension Plans ("Topic 962"), which provides guidance on how loans to participants should be classified and measured by defined contribution pension plans.  This amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

Topic 962 was adopted for the year ended December 31, 2010, and retrospectively applied to December 31, 2009.  Prior year amounts and disclosures have been revised to reflect the retrospective application.  The adoption resulted in a reclassification of participant loans totaling $592,235 and $629,310 from investments to notes receivable from participants as of December 31, 2010 and 2009, respectively.  There was no impact to net assets available for benefits as of December 31, 2010 or 2009, as a result of the adoption.

Loans are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as deemed distributions based upon the terms of the plan document.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2010

NOTES TO FINANCIAL STATEMENTS

Note 2.  Continued

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Company absorbs substantially all administrative expenses of the Plan.  The Company paid approximately $18,000 for administrative expenses for 2010.

Impact of Recently Issued Accounting Standards

Effective January 1, 2010, the Plan adopted certain provisions of the FASB's amendment to ASC Topic 820, Fair Value Measurements, ASU 2010-06, Improving Disclosures about Fair Value Measurements, which require new disclosures about significant transfers in and out of Levels 1 and 2 fair value measurements and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 fair value measurements.  The updated guidance also clarifies existing disclosure requirements regarding inputs and valuation techniques, as well as the level of disaggregation for each class of assets and liabilities for which separate fair value measurements should be disclosed.  The guidance was effective January 1, 2010, except for the separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements, which are effective for the Plan beginning December 31, 2011.  The Plan's adoption of the updated guidance did not have an impact on its financial statements.

Note 3.  Investments

The following table presents the fair value of the Plan's investments that represent 5 percent or more of the Plan's net assets at December 31, 2010 or 2009.

	2010	2009
Pooled separate accounts:
ING Fixed Account	$9,148,784	$8,494,622
Fidelity VIP Contrafund Portfolio	1,485,745	430,553
Company stock unit fund	$4,006,199	$1,161,534

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2010

NOTES TO FINANCIAL STATEMENTS

Note 3.  Continued

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated $4,397,193 during the year ended December 31, 2010 as follows:

Pooled separate accounts:	$1,025,154

Company stock unit fund:	3,372,039
Net appreciation in fair value of investments	$4,397,193

Note 4.  Company Stock Unit Fund

The value of the Company stock unit fund is a combination of the market value of shares of Callon investments. As of December 31, 2010 and 2009, the Company stock unit fund was made up of 666,496 and 752,098 shares of Company securities and $60,543 and $33,384 in short-term investments, respectively.

Note 5.  Tax Status of Plan

The trust, established under the Plan to hold the Plan's assets, is qualified pursuant to the appropriate section of the Internal Revenue Code ("IRC"), and accordingly, the trust's net investment income is exempt from income taxes.  The Plan has obtained a favorable tax determination letter from the Internal Revenue Service.  Although the Plan has been amended since receiving the determination letter, the Plan's administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more-likely-than-not would be sustained upon examination.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2010

NOTES TO FINANCIAL STATEMENTS

Note 6.  Related Party Transactions

The investments in pooled separate accounts are managed by ING.  ING is the custodian of the Plan assets as defined by the Plan and, therefore, transactions in these investments, as well as investments in employer securities and notes receivable from participants, qualify as exempt party-in-interest transactions.  Fees paid by the Plan to ING for certain administrative services totaled $2,345 for the year ended December 31, 2010.

Note 7.  Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Note 8.  Reconciliation of Financial Statements to Form 5500

The financial information included in the Plan's Form 5500 is reported on the cash basis of accounting.  Therefore, reconciliations are included to reconcile the net assets available for benefits and the net increase in net assets available for benefits per the financial statements to the Form 5500.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2010	2009
Net assets available for benefits per the financial
statements	$22,605,672	$17,432,283

Employer contribution receivable	(72,388)	(50,445)

Net assets available for benefits per the Form 5500	$22,533,284	$17,381,838

The following is a reconciliation of net increase in net assets available for benefits per the financial statement to the Form 5500:

Year Ended
December 31,
2010
Net increase in net assets available for benefits per the financial statements	$5,173,389
Less: Current year employer contributions receivable	(72,388)
Plus: Prior year employer contributions receivable	50,445
Net increase in net assets available for benefits per the Form 5500	$5,151,446

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2010

NOTES TO FINANCIAL STATEMENTS

Note 9.  Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements and Disclosures ("ASC 820"), establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC 820 are described as follows:

•	Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•
Level 2 Inputs to the valuation methodology include:  quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Pooled separate accounts: Valued at the accumulated unit value ("AUV") of shares held by the Plan at year-end (Level 2).

Company stock unit fund:  Valued at the net asset value ("NAV") of shares held by the Plan at year-end (Level 2).

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2010

NOTES TO FINANCIAL STATEMENTS

Note 9.  Continued

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3
Pooled separate accounts
Fixed account	$-	$9,148,784	$-
Money market	-	217,824	-
Bonds	-	727,591	-
Asset allocation	-	2,089,547	-
Balanced	-	572,355	-
Large-cap value	-	1,458,330	-
Large-cap growth	-	1,485,745	-
Small/Mid/Specialty	-	1,265,367	-
Global/International	-	969,307	-
Company stock unit fund	-	4,006,199	-
Total assets at fair value	$-	$21,941,049	$-

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3
Pooled separate accounts
Fixed account	$-	$8,494,622	$-
Money market	-	124,130	-
Bonds	-	487,720	-
Asset allocation	-	1,694,618	-
Balanced	-	512,542	-
Large-cap value	-	917,732	-
Large-cap growth	-	1,307,557	-
Small/Mid/Specialty	-	1,273,281	-
Global/International	-	778,792	-
Company stock unit fund	-	1,161,534	-
Total assets at fair value	$-	$16,752,528	$-

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Employer Identification Number 94-0744280
Plan Number: 002
Schedule H, line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2010

		(c) Description of Investment,
	(b) Identity of Issue,	Including Maturity Date,
(a)	Borrower, Lessor or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Pooled separate accounts
	*ING	Fixed Account
		9,148,784.140 units		$9,148,784

	*ING	Money Market Portfolio
		17,978.862 units		217,824

	*ING	GNMA Income Fund
		2,924.928 units		44,584

	*ING	PIMCO Total Return Portfolio
		12,806.623 units		208,380

	Pioneer	High Yield Fund
		23,783.809 units		474,627

	*ING	Van Kampen Equity & Income
		38,921.292 units		572,355

	Ivy	Asset Strategy
		21,884.807 units		263,868

	*ING	JP Morgan Mid Cap Value Portfolio
		11,321.103 units		216,984

	*ING	Small-Cap Opportunities
		30,708.708 units		358,621

	T. Rowe Price	Mid-Cap Growth Fund
		17,504.701 units		461,214

	*ING	Russell Mid-Cap Index Port I
		2,288.208 units		26,812

	Neuberger Berman	Genesis
		7,814.536 units		105,425

	*ING	U.S. Stock Index
		51,682.662 units		576,331

	Fidelity	VIP II Contrafund
		101,637.110 units		1,485,745

	*ING	T. Rowe Price Equity Income
		29,124.978 units		530,940

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Employer Identification Number 94-0744280
Plan Number: 002
Schedule H, line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2010

		(c) Description of Investment,
	(b) Identity of Issue,	Including Maturity Date,
(a)	Borrower, Lessor or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	American Funds	Fundamental Investors
		33,165.589 units		$351,059

	*ING	Solution 2055 Portfolio
		98.215 units		1,113

	*ING	American Century Small-Cap Value Portfolio
		4,950.206 units		96,311

	*ING	VP International Value Portfolio
		31,455.669 units		458,488

	*ING	Oppenheimer Global Portfolio
		14,582.215 units		246,951

	*ING	Solution 2015 Portfolio
		56,865.446 units		695,198

	*ING	Solution 2025 Portfolio
		56,747.754 units		685,284

	*ING	Solution 2035 Portfolio
		28,036.235 units		342,984

	*ING	Solution 2045 Portfolio
		1,278.984 units		15,696

	*ING	Solution Income Portfolio
		28,237.199 units		349,272

		Total pooled accounts		17,934,850

	*ING	Company stock unit fund
		313,031.018 units		4,006,199
		Total investments		21,941,049
	*Notes receivable from participants	4.75 percent interest rate, maturity of up to
		5 years, with residential loans maturing in
		30 years		592,235

				$22,533,284

	* Denotes party-in-interest

	(d) Cost information is omitted due to transactions being participant or beneficiary directed
	under an individual account plan.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

CALLON PETROLEUM COMPANY
(Registrant)

Date:  June 29, 2011                                           By:  /s/ Fred L. Callon

       Fred L. Callon
          President and Chief Executive Officer
        (on behalf of the registrant and as the principal
        financial officer)

EXHIBIT INDEX

Exhibit Index Description

23.1 Consent of HORNE LLP, independent registered public accounting firm